Commission File No. 000-26668

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                           NOTIFICATION OF LATE FILING

                   FORM 10-Q FOR THE SIX MONTHS ENDED JUNE 30, 1999


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



Part I - Registrant Information

HITSGALORE.COM, INC.
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(Full name of Registrant)

10134 6th STREET, SUITE J., RANCHO CUCAMONGA, CA. 91730
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(Address of Principal Executive Office)


Part II - Rules 12b-25 (b) and (c)

(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.


Part III - Narrative

Management has not completed its review and analysis of the financial statements to be included in the registrant's quarterly report on Form 10-Q for the for the six months ended June 30, 1999.

Part IV - Other Information

(1) Name and Telephone number of person to contact in regard to this notification :
Mr. Steve Bradford      (909)481-8821
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(Name)                 (Area Code and Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is
no, identify report(s)   [ ]Yes     [x]No

The Annual Reports of the Registrant on Form 10-K/A for the years ended December 31, 1997 and 1998 have been filed but do not include audited financial statements for the year ended December 31, 1996.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof? [ ]Yes     [X]No

For the corresponding period of the 1998 fiscal year, the Registrant had no operations as the Registrant was incorporated in July 1998.

Hitsgalore.com, Inc. has caused this notification to be signed on its behalf by the undersigned duly authorized.

Date August 16, 1999      By /s/ Steve Bradford
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